FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

 Enclosures:

 1.  Director/PDMR Shareholding announcement made on 31 January 2007
 2.  Director/PDMR Shareholding announcement made on 31 January 2007
 3.  Director/PDMR Shareholding announcement made on 01 February 2007
 4.  Director/PDMR Shareholding announcement made on 02 February 2007
 5.  Director/PDMR Shareholding announcement made on 05 February 2007
 6.  Director/PDMR Shareholding announcement made on 06 February 2007
 7.  Director/PDMR Shareholding announcement made on 07 February 2007
 8.  Director/PDMR Shareholding announcement made on 08 February 2007
 9.  Director/PDMR Shareholding announcement made on 08 February 2007
10.  Director/PDMR Shareholding announcement made on 09 February 2007
11.  Director/PDMR Shareholding announcement made on 12 February 2007
12.  Director/PDMR Shareholding announcement made on 12 February 2007
13.  Director/PDMR Shareholding announcement made on 13 February 2007
14.  Director/PDMR Shareholding announcement made on 14 February 2007
15.  Director/PDMR Shareholding announcement made on 15 February 2007
16.  Director/PDMR Shareholding announcement made on 16 February 2007
17.  Director/PDMR Shareholding announcement made on 19 February 2007
18.  Director/PDMR Shareholding announcement made on 20 February 2007
19.  Director/PDMR Shareholding announcement made on 21 February 2007
20.  Holding(s) in Company announcement made on 21 February 2007
21.  Director/PDMR Shareholding announcement made on 22 February 2007
22.  Director/PDMR Shareholding announcement made on 23 February 2007
23.  Dividend Declaration announcement made on 23 February 2007
24.  Director/PDMR Shareholding announcement made on 26 February 2007
25.  Director/PDMR Shareholding announcement made on 27 February 2007

 Enclosure No.1

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 30 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
30,107 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,992,124 ordinary shares in the Company.

Enclosure No.2

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 31 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
19,350 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,972,774 ordinary shares in the Company.

Enclosure No.3

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 1 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
13,200 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,959,574 ordinary shares in the Company.

Enclosure No.4

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 2 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
50,760 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,908,814 ordinary shares in the Company.

Enclosure No.5

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 5 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
18,300 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,890,514 ordinary shares in the Company.

Enclosure No.6

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 6 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
13,050 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,877,464 ordinary shares in the Company.

Enclosure No.7

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 7 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
21,800 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,855,664 ordinary shares in the Company.

Enclosure No.8

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 8 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
17,550 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,838,114 ordinary shares in the Company.

Enclosure No.9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.

(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.71

14. Date and place of transaction

7 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,856 shares 0.00212%

16. Date issuer informed of transaction

7 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 February 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.71

14. Date and place of transaction

7 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

205,307 shares 0.00651%

16. Date issuer informed of transaction

7 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 February 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.71

14. Date and place of transaction

7 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

206,103 shares 0.00654%

16. Date issuer informed of transaction

7 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 February 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.71

14. Date and place of transaction

7 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,510 shares 0.00014%

16. Date issuer informed of transaction

7 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 February 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.71

14. Date and place of transaction

7 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,053 shares 0.00035%

16. Date issuer informed of transaction

7 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 February 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.71

14. Date and place of transaction

7 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,078 shares 0.00013%

16. Date issuer informed of transaction

7 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 February 2007

Enclosure No.10

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 9 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
45,931 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,792,183 ordinary shares in the Company.

Enclosure No.11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Mrs Lorna Jean Moody

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the persons referred to in 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Adam &Company

8 State the nature of the transaction

        Acquisition of shares into an ISA administered by Adam & Company on behalf of Mrs Moody.

9. Number of shares, debentures or financial instruments relating to shares acquired

539 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

Shares acquired between 25 November 2002 and 13 June 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

36,791 shares 0.0012%

16. Date issuer informed of transaction

12 February2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

12 February 2007

Enclosure No.12

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests

On 12 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
13,200 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,778,983 ordinary shares in the Company.

Enclosure No.13

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests

On 13 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
24,450 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,754,533 ordinary shares in the Company.

Enclosure No.14

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests

On 14 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland plc 1992 Employee Share Trust (the "1992 Trust") released from the 1992
Trust 10,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc
(the "Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

In addition, Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group plc 2001 Employee Share Trust (the "2001 Trust") released from the 2001
Trust 33,616 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trusts are discretionary trusts for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trusts and are therefore deemed to be interested in shares held under the Trusts for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the balance of ordinary shares in the Company held by the Trustee in respect of the 1992 Trust is 499,905 and in respect of the 2001 Trust is 4,720,917.

Enclosure No.15

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests

On 15 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
40,241 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,680,676 ordinary shares in the Company.

Enclosure No.16

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 16 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
133,915 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,546,761 ordinary shares in the Company.

Enclosure No.17

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 19 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
31,855 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,514,906 ordinary shares in the Company.

Enclosure No.18

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 20 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
30,362 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,484,544 ordinary shares in the Company.

Enclosure No.19

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 21 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
36,832 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,447,712 ordinary shares in the Company.

Enclosure No.20

TR-1: notification of major interests in shares

   1. Identity of the issuer or the underlying issuer     Royal Bank of
   of existing shares to which voting rights are?        Scotland Group Plc
   attached:                                           --------------------
-------------------------------

2. Reason for the notification (please tick the appropriate box
or boxes): n/a see additional information                        -------
--------------------------------------------

An acquisition or disposal of voting rights
--------------------------------------------                     -------

An acquisition or disposal of financial instruments which may
result in the acquisition of shares already issued to which      -------
voting rights are attached
--------------------------------------------

An event changing the breakdown of voting rights
--------------------------------------------                     -------

   3. Full name of person(s) subject to the        Legal & General
   notification obligation:Group Plc                        (L&G)
-------------------------------                     --------------------

   4. Full name of shareholder(s) (if different from     Legal & General
3.):                                                Assurance (Pensions
-------------------------------                     Management) Limited
                                                           (PMC)
                                                    --------------------

   5. Date of the transaction and date on which the            N/A
   threshold is crossed or reached:                    --------------------
-------------------------------

   6. Date on which issuer notified:                         20/02/07
-------------------------------                     --------------------

   7. Threshold(s) that is/are crossed or reached:        Above 3% (L&G)
-------------------------------                     --------------------

   8. Notified details:

A: Voting rights attached to shares

Class/    Situation       Resulting situation after the triggering transaction
type of   previous to
shares    the Triggering
          transaction

if
possible  Number  Number  Number of      Number of voting rights  % of voting
using     of      of      shares         ix                       rights
the ISIN  Shares  Voting
CODE            Rights     Direct         Direct x       Indirect  Direct  Indirect
                     viii                                        xi

GBP Ord 127,207,908   4.01% 130,132,235    130,132,235              4.12%
0.25

          (Under S-198
          on 26/10/06)

   B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of     Expiration  Exercise/    Number of voting rights      % of
financial   date xiii   Conversion   that may be acquired if the  voting
instrument              Period/      instrument is exercised/     rights
                        Date xiv     converted.

Total (A+B)

Number of voting rights                  % of voting rights

     130,132,235                             4.12%

9. Chain of controlled undertakings through which the voting rights and/
or the financial instruments are effectively held, if applicable xv:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct
and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (130,132,235 - 4.12% = LGAS,
LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)
(LGIMHD) (97,226,614 - 3.08% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)
(97,226,614 - 3.08% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold:  N/A

12. Date on which proxy holder will cease to hold voting rights:  N/A

13. Additional        Notification using the total voting rights figure
    information:                       of 3,152,844,335

                           First notification under DTR Sourcebook

14. Contact name:                        Helen Lewis

15. Contact telephone number:                 020 7528 6742

Notes to the Forms

(1) This form is to be sent to the issuer or  underlying  issuer and to be filed with the competent authority.

(2) Either the full name of the legal entity or another  method for  identifying the issuer or underlying issuer, provided it is reliable and accurate.

(3) This should be the full name of (a) the shareholder;  (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided  for in  DTR5.2.1  (b) to (h);  (c) all the  parties  to the  agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to  acquire  shares  already  issued to which  voting  rights are  attached,  as appropriate.

In relation to the transactions  referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the  circumstances  foreseen in DTR5.2.1  (b), the natural  person or legal entity that  acquires the voting  rights and is entitled to exercise  them under the  agreement  and the  natural  person  or legal  entity  who is  transferring temporarily for consideration the voting rights;

- in the  circumstances  foreseen in DTR 5.2.1 (c), the natural  person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its  intention of  exercising  them,  and natural  person or legal entity lodging the collateral under these conditions;

- in the  circumstances  foreseen in  DTR5.2.1(d),  the natural  person or legal entity who has a life interest in shares if that person or entity is entitled to exercise  the voting  rights  attached to the shares and the  natural  person or legal  entity who is disposing  of the voting  rights when the life  interest is created;

- in the circumstances  foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and,  provided it has a notification duty at an individual level under DTR 5.1,  under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the  circumstances  foreseen in  DTR5.2.1  (f),  the  deposit  taker of the shares,  if he can exercise the voting rights  attached to the shares  deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the  circumstances  foreseen in DTR5.2.1  (g), the natural  person or legal entity that controls the voting rights;

- in the  circumstances  foreseen in DTR5.2.1 (h), the proxy  holder,  if he can exercise the voting rights at his discretion,  and the shareholder who has given his proxy to the proxy holder  allowing the latter to exercise the voting rights at his discretion.

(4) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder  who is the  counterparty to the natural person or legal entity  referred to in DTR5.2  unless the  holdings of the  shareholder would be lower than 5% of the total number of voting rights.

(5)  The  date of the  transaction  should  normally  be,  in the  case of an on exchange  transaction,  the date on which the matching of orders occurs;  in the case of an off exchange transaction, date of the entering into an agreement.

The date on which  threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

(6) Please refer to the  situation  disclosed in the previous  notification,  In case the situation  previous to the triggering  transaction was below 5%, please state 'below 5%'.

vii If the holding has fallen below the minimum  threshold , the notifying party should not be obliged to disclose the extent of the  holding,  only that the new holding is less than 5%.

For the case  provided  for in  DTR5.2.1(a),  there should be no  disclosure  of individual  holdings  per  party to the  agreement  unless a party  individually crosses or reaches an Article 9  threshold.  This applies  upon  entering  into, introducing changes to or terminating an agreement.

viii      Direct and indirect

ix  In case of combined  holdings of shares with voting rights  attached  'direct holding'  and voting rights 'indirect  holdings',  please split the voting rights number  and  percentage  into the  direct and  indirect  columns-if  there is no combined holdings, please leave the relevant box blank.

X   Voting rights to shares held by notifying party (DTR 5.1)

xi  Voting rights held by the  notifying  party  independently  of any holding of shares (DTR 5.2.1)

xii  If the holding has fallen below the minimum  threshold,  the notifying party should not be obliged to disclose the extent of the  holding,  only that the new holding is below 5%.

xiii  date of maturity / expiration of the finical  instrument i.e. the date when the right to acquire shares ends.

xiv   If the financial  instrument has such a  period-please specify the period-
for example once every three months starting form the (date)

xv  The  notification  should include the name(s) of the controlled  undertakings through which the voting rights are held. The  notification  should also include the  amount  of  voting  rights  and the  percentage  held  by  each  controlled undertaking,  insofar as  individually  the controlled  undertaking  holds 5% or more, and insofar as the  notification by the parent  undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Enclosure No.21

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 22 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
59,105 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,388,607 ordinary shares in the Company.

Enclosure No.22

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 23 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
70,093 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,318,514 ordinary shares in the Company.

Enclosure No.23

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES F, SERIES H, SERIES L, SERIES M, SERIES N, SERIES P, SERIES Q
AND SERIES R* NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE
MONTHS TO 31 March 2007

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by
American Depositary Shares, for the three months to 31 March 2007. The dividends will be paid on 30 March 2007 at the undernoted rates to holders on the register at the close of business on 15 March 2007. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The
Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American
Depositary Shares is 15 March 2007.

Series              Dividend payable per share

Series F            US$0.478125

Series H            US$0.453125

Series L            US$0.359375

Series M            US$0.40

Series N            US$0.396875

Series P            US$0.390625

Series Q            US$0.421875

Series R*           US$0.3956

 *from the date of issue, 27 December 2006.

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF
US$0.01 FOR THE PERIOD TO 31 MARCH 2007

The Directors have declared the specified dividend on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 31 March 2007.
The dividends will be paid on 30 March 2007 at the undernoted rate to holders on the register at the close of business on 15 March 2007. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted
American Depositary Shares is 15 March 2007.

Series            Dividend payable per share

Series 1          US$45.59

23 February 2007

End

Enclosure No.24

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 26 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
21,235 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,297,279 ordinary shares in the Company.

Enclosure No.25

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 27 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
31,364 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,265,915 ordinary shares in the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat